  As filed with the Securities and Exchange Commission on February 18, 1997

                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          ----------------------------

                        CAPSTONE PHARMACY SERVICES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

         DELAWARE                                               11-2310352
(State or Other Jurisdiction of                             (I.R.S. Employer
Incorporation or Organization)                            Identification Number)

                            2930 WASHINGTON BLVD.
                          BALTIMORE, MARYLAND 21230
                                (800) 766-2761
               (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

                    R. DIRK ALLISON, CHIEF EXECUTIVE OFFICER
                        CAPSTONE PHARMACY SERVICES, INC.
                            2930 WASHINGTON BLVD.
                          BALTIMORE, MARYLAND 21230
                                (800) 766-2761
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                 --------------

                                    COPY TO:
                                   MARK MANNER
                   HARWELL HOWARD HYNE GABBERT & MANNER, P.C.
                           1800 FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37238
                                 (615) 256-0500

                           --------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               -------------------

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
    Title of Each Class              Amount                Proposed Maximum           Proposed Maximum               Amount of
       of Securities                  to be                 Offering Price           Aggregate Offering             Registration
     to be Registered              Registered                per Share (1)               Price (1)                      Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value            14,143,109                     $10.75                  $152,038,422                $52,428
$.01 per share
====================================================================================================================================

(1) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee, on the basis of the bona fide estimate of the maximum offering price of the shares registered hereby based on the average of the high and low sale prices reported on February 13, 1997.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 13, 1997

                        CAPSTONE PHARMACY SERVICES, INC.

                       14,143,109 Shares of Common Stock

     This Prospectus relates to the resale by the holders thereof (the "Selling Stockholders") of (i) up to 6,985,089 shares of Capstone Pharmacy Services, Inc. (the "Company" or "Capstone") Common Stock, par value $.01 per share (the "Common Stock"), that have been previously issued by Capstone in private placements; (ii) of 4,821,294 shares issued by Capstone in acquisitions; and (iii) of 2,336,726 shares underlying certain warrants (the "Private Placement Warrants") previously issued by Capstone in private placements.

     None of the proceeds from the sale of the shares by the Selling Stockholders will be received by the Company. The Company could receive gross proceeds of up to $11,553,812 from the exercise of the Private Placement Warrants. See "Use of Proceeds." The Company has paid all costs and fees associated with the registration of the securities under the Federal and state securities laws and the preparation and delivery of this Prospectus.

     The Company's Common Stock is quoted on the Nasdaq Stock Market under the symbol "DOSE." On February 13, 1997, the reported closing price of the Company's Common Stock on the Nasdaq Stock Market was $10.56 per share.

     The Company intends to have the Selling Stockholders sell their shares through Lehman Brothers and Wheat, First Securities, Inc., as placement agents (the "Agents"), under certain conditions. See "Plan of Distribution."

     The Agents have agreed to use their best efforts to solicit offers to purchase such shares of Common Stock at prevailing market prices or negotiated prices. The Agents may reject any offer in whole or in part and the Company reserves the right to cancel or modify the offer made hereby at any time without notice.

     For their efforts, the Agents will be entitled to a commission per share based on the type of transaction, and the Company has agreed to indemnify the Agents against certain liabilities under the Securities Act of 1933, as amended.

     SEE "RISK FACTORS" APPEARING ON PAGES 3 THROUGH 5 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

                              ------------------


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.
                                       .
              The date of this prospectus is February 18, 1997.

                                TABLE OF CONTENTS


RISK FACTORS ................................................................ 3
THE COMPANY.................................................................. 7
RECENT DEVELOPMENTS.......................................................... 8
USE OF PROCEEDS..............................................................10
SELLING STOCKHOLDERS.........................................................11
PLAN OF DISTRIBUTION.........................................................13
LEGAL MATTERS................................................................13
AVAILABLE INFORMATION .......................................................14
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE............................14

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                  RISK FACTORS

     In evaluating the Company and its business, prospective investors should carefully consider the following factors in addition to those discussed elsewhere or incorporated by reference in this Prospectus. Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue," or the negative thereof, or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those reflected in any such forward-looking statements.

     NO ASSURANCE OF SUCCESSFUL INTEGRATION OF ACQUISITIONS. The Symphony acquisition completed in August 1996 approximately doubled the number of beds served by the Company, the number of Company employees and the Company's net sales. The Company made six acquisitions in addition to the Symphony Acquisition in 1996 and made three acquisitions in January 1997. The integration of all of the acquisitions is critical to the Company's success. Potential obstacles to successful integration include, but are not limited to: cost containment; elimination of redundancies at the corporate and field level; consolidation of financial and managerial reporting functions; coordination of field managerial activities with corporate management; achievement of purchasing efficiencies; expansion of the customer base of the combined entity; roll-out of new products and services to acquired facilities; and addition and integration of key personnel. There can be no assurance that any acquisition will be integrated successfully into the Company's operations or will not have a material adverse effect upon the Company's results of operations, financial condition or prospects, especially in the fiscal quarters immediately following the acquisitions. In addition, there can be no assurance that any acquisition will achieve net sales and earnings that justify the Company's investment therein or expenses related thereto.

     MANAGEMENT OF GROWTH; DEPENDENCE ON KEY PERSONNEL. In addition to growth resulting from acquisitions, the Company has experienced internal growth that has placed, and is likely to continue to place, significant pressure on its management resources. The Company's successful implementation of its growth strategy depends upon its ability to attract and retain qualified corporate, financial, clinical, operating and regional management personnel. The loss of the services of one or more of the Company's key executives could have a material adverse effect on the Company. There can be no assurance that the Company will be able to attract and retain sufficient numbers of qualified personnel.

     DEPENDENCE ON ACQUISITIONS FOR GROWTH. A significant component of the Company's historical growth has come through acquisitions of institutional pharmacy companies, and the success of the Company's growth strategy is dependent on additional acquisitions. No assurance can be given that the Company will be able to identify suitable acquisition candidates or to consummate acquisitions on terms acceptable to the Company. The Company will compete for acquisition candidates with buyers who may have greater financial and other resources than the Company and may be able to pay higher acquisition prices than the Company. To the extent that the Company is unable to acquire institutional pharmacy companies, or to integrate such acquisitions successfully, its ability to expand its business would be reduced significantly.

     GROWTH STRATEGY; NEED FOR ADDITIONAL FINANCING. In order to implement its growth strategy, the Company will require substantial capital resources and will need to incur, from time to time, additional bank indebtedness. The Company also may need to issue, in public or private transactions, equity or debt securities, the terms of which will depend on market and other conditions. There can be no assurance that any such additional financing will be available on terms acceptable to the Company if at all. As a result, the Company may not be able to implement fully its growth strategy.

     NASDAQ STOCK MARKET NET TANGIBLE ASSET CRITERIA. In order for the NASDAQ Stock Market to continue to quote prices for the Company's Common Stock, the Company must maintain a certain minimum level of net tangible assets. The calculation of net tangible assets excludes the value of goodwill, which typically represents a substantial part of the assets acquired by the Company, insofar as most institutional pharmacy companies maintain relatively low levels of fixed assets. Should the Company continue to acquire substantial goodwill and/or increase its liabilities without increasing its stockholders' equity, it may, from time to time, fail to comply with Nasdaq's net tangible asset criteria. Such failure, if not remedied, could result in the Company's Common Stock no longer being quoted on the Nasdaq Stock Market. Such a result could have a material adverse effect on the liquidity and price of the Company's Common Stock. The Nasdaq Stock Market has proposed changes to its net intangible asset criteria to relax the standard for larger companies but there can be no assurance that such changes will be adopted or that the changes as adopted will benefit the Company.

     LIMITED HISTORY OF PROFITABILITY. The Company has incurred net losses in its 1995, 1994 and 1993 fiscal years. For the years ended February 28, 1995 and 1994, losses from continuing operations were approximately $10.8 million and $521,000, respectively, and for the ten months ended December 31, 1995, the Company had a loss from continuing operations of approximately $645,000.

     DEPENDENCE ON REIMBURSEMENT BY THIRD-PARTY PAYORS. The Company derives, directly or indirectly, a majority of its net sales from government-sponsored reimbursement programs. The Company's net sales and profitability are, and will continue to be, affected by the efforts of all payors to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of service, and negotiating reduced contract pricing. Any changes in reimbursement levels under Medicare, Medicaid, or private pay programs, including managed care contracts, could have a significant adverse effect on the Company's net sales and profitability. Changes in the mix of patients among Medicare, Medicaid and different types of private pay sources, may adversely affect the Company's net sales and profitability.

     HEALTH CARE REFORM. The health care industry is subject to changing political, economic and regulatory influences that may affect the institutional pharmacy industry. In recent years, several comprehensive national health care reform proposals were introduced in the United States Congress. While none of the proposals were adopted, health care reform may again be addressed by the United States Congress. Several states also are considering health care reforms through Medicaid managed care demonstration projects. Although these projects generally exempt institutional pharmacy services and long-term care facilities, no assurance can be given that these projects will not change the Medicaid reimbursement system in certain states for long-term care, including pharmacy services, from fee-for-service to negotiated or capitated rates. The Company cannot predict which, if any, federal or state modifications or reform proposals will be adopted, when they may be adopted or what their impact on the Company may be if adopted. There can be no assurance that the adoption of certain modifications or proposals will not have a material adverse effect on the Company's results of operations, financial condition or future prospects.

     ROLE OF MANAGED CARE. As managed care assumes an increasingly significant role in the health care industry, Capstone's future success will, in part, be dependent on obtaining and retaining managed care contracts. Competition for such contracts is intense and, in most cases, will require Capstone to compete based on breadth of services offered, pricing, ability to track and report patient outcomes and cost data and provision of value-added pharmacy consulting services, among other factors. There can be no assurance that the Company will retain or continue to obtain such managed care contracts or that the managed care contracts it obtains will be on terms as favorable to the Company as those of its current contracts. In addition, reimbursement rates under managed care contracts typically are significantly lower than those paid by other private third-party payors.

     COMPETITION. The long-term care pharmacy markets in which Capstone operates are highly fragmented, and the majority of competition in such markets comes from small to mid-size local operators whose primary advantage is market familiarity. Capstone's competition in the correctional pharmacy market comes primarily from other large providers. Management believes that the primary competitive factor in its industry is breadth and quality of service. Additional competitive factors include reputation, ease of doing business with the specific providers, ability to develop and to maintain relationships with referral sources and competitive pricing. Some of the Company's present and potential competitors are larger than Capstone and have, or may obtain, greater financial and marketing resources than Capstone.

     GOVERNMENT REGULATION. Capstone is subject to extensive federal, state and local regulation. Federal laws governing the Company's activities include regulations covering the repackaging, storing and dispensing of drugs, Medicare reimbursement and certification, and certain financial relationships with physicians and other health care providers. Capstone is subject to state laws governing Medicaid, professional training, pharmacy licensure, payment of remuneration in exchange for patient referrals and the dispensing and storage of pharmaceuticals. The pharmacies operated by the Company must comply with all applicable laws, regulations and licensing standards. Many of Capstone's employees must maintain certain licenses in order to provide services. The long-term care facilities which contract for the Company's pharmacy services are also subject to federal, state and local regulations and are required to be licensed in the states in which they are located. The failure by these institutions to comply with such regulations or to obtain or renew any required licenses could result in the loss of the Company's ability to provide pharmacy services to their residents. There can be no assurance that federal, state or local governments will not change existing standards or impose additional standards. Any failure to comply with existing or future standards could have a material adverse effect upon Capstone's results of operations, financial condition or prospects.

     INFLUENCE OF PRINCIPAL STOCKHOLDER. The Company's principal stockholder, Counsel, and its affiliates beneficially own approximately 23% of the outstanding shares of the Common Stock of the Company. As a condition of Counsel's initial investment in Capstone, the Company agreed contractually to use its good faith efforts to have elected as directors up to four Counsel nominees, subject to certain conditions. As a result of its equity ownership in the Company and its nominees on the Company's Board of Directors, Counsel can influence significantly the management and policies of the Company, including the election of the Company's directors and the outcome of matters submitted to stockholders of the Company for approval.

     LIABILITY AND ADEQUACY OF INSURANCE. The provision of health care services entails an inherent risk of liability. Capstone currently maintains product and professional liability insurance intended to cover such claims in amounts which it believes are consistent with industry standards. There can be no assurance that claims in excess of the insurance coverage or claims not covered by insurance will not arise. A successful claim in excess of its insurance coverage could have a material adverse effect upon the Company's results of operations, financial condition and future prospects. Claims, regardless of their merit or eventual outcome, may also have a material adverse effect upon Capstone's ability to attract customers, to maintain its insurance or to expand its business. There can be no assurance that Capstone will be able to obtain liability insurance coverage in the future on acceptable terms.

                                   THE COMPANY

     Capstone is a leading provider of institutional pharmacy services to long-term care facilities and correctional institutions throughout the United States. Capstone acquired seven institutional pharmacy services businesses in 1996, including Symphony Pharmacy Services, Inc. ("Symphony"), a subsidiary of Integrated Health Services, Inc. ("IHS"). In January 1997 the Company completed three acquisitions in California, making it the largest independent provider in that market. Capstone now services approximately 120,000 long-term care beds in 15 states. The Company also services over 110,000 inmates in correctional facilities nationwide.

     Capstone provides long-term care facilities with comprehensive institutional pharmacy services that include the purchasing, repackaging and dispensing of pharmaceuticals, infusion therapy, Medicare Part B services, and pharmacy consulting services, all of which are supported by computerized record keeping and third-party billing services. The Company serves its long-term care clients primarily through regional pharmacies that are open 24 hours, seven days a week. By establishing regional pharmacies that each have the capability to serve in excess of 10,000 patients, management believes that the Company can compete more effectively in metropolitan markets nationwide by providing a broader range of services to its long-term care clients on a more cost-effective basis than many of its competitors. Management further believes that Capstone's expanded national presence enables it to compete more effectively for larger customers who operate multiple facilities while achieving purchasing efficiencies and other economies of scale. The Company has established relationships with IHS and other large operators of long-term care facilities not previously served by Capstone.

     In the correctional business, where it currently is the largest non-captive provider of pharmacy services in the United States, the Company provides pharmaceuticals under capitated and other contracts to correctional institutions that have privatized their inmate health care services. Management believes the Company's experience in managing capitated correctional contracts, which involves the utilization of closed formularies, generic substitution, rigorous drug utilization review and proactive physician education, will provide a significant competitive advantage as managed care becomes more prevalent in the long-term care industry.

     In connection with an investment by Counsel Corporation ("Counsel") in December 1994, the Company installed a new management team, refocused its operating strategy on its core institutional pharmacy business and initiated an aggressive acquisition strategy. As a result of these efforts, the Company's net sales increased to $159.9 million on a pro forma basis for the nine months ended September 30, 1996 from $39.3 million for the nine months ended September 30, 1995. Capstone's profitability also improved during the same time period, with income from continuing operations before costs relating to pharmacy closures and restructuring charges of $9.2 million on a pro forma basis for the nine months ended September 30, 1996 compared to a loss from continuing operations of $1 million for the quarter ended September 30, 1995. Capstone's strategy is to enhance its position as a leading provider of institutional pharmacy services by: (i) acquiring institutional pharmacy companies in metropolitan markets; (ii) achieving regional market density in order to enhance its operating leverage; (iii) positioning itself as the provider of choice to managed care payors in the markets in which it operates; and (iv) emphasizing internal growth through the addition of new clients and the expansion of ancillary services. Since December 31, 1994, Capstone has increased its long-term care bed count from approximately 16,200 to approximately 120,000 and the number of inmates served in correctional institutions from approximately 65,000 to approximately 110,000.

                               RECENT DEVELOPMENTS

ACQUISITIONS

     In October 1996, the Company acquired the institutional pharmacy business of Happy Harry's, Inc., a Delaware based provider of pharmacy services. The purchase price was approximately $3.7 million in cash.

     In December 1996, the Company acquired the assets of Institutional Pharmacy, Inc., a Parsons, Tennessee based provider of institutional pharmacy services to Tennessee nursing homes. The purchase price was approximately $4.7 million in cash.

     In January 1997, the Company acquired by merger Clinical Care - SNF Pharmacy, Inc., a California based provider of institutional pharmacy services to facilities in the San Diego metropolitan area. The aggregate merger consideration was approximately $20 million, consisting of $5 million in cash and $15 million in Capstone Stock, of which $2 million of stock has been placed in escrow to be delivered to the shareholders at the first and second anniversary of Closing, subject to offset by the Company under certain circumstances.

     In January 1997, the Company acquired by merger Portaro Pharmacies, Inc., a California based provider of institutional pharmacy services to facilities in the Los Angeles metropolitan area. The aggregate merger consideration was approximately $20 million, consisting of $5 million in cash and $15 million in Capstone Stock, of which $2 million of stock has been placed in escrow to be delivered to the shareholders at the first and second anniversary of Closing, subject to offset by the Company under certain circumstances.

     In January 1997, the Company acquired the stock of Alger Health Services, Inc., for a purchase price of approximately $4.2 million in cash. Alger is a California based provider of institutional pharmacy services to nursing homes in the greater San Francisco metropolitan area.

CREDIT FACILITY

     In December 1996, the Company entered into a revolving $125 million Credit Facility with a syndicate of banks for which Bankers Trust Company acted as agent (the "Credit Facility"). Approximately $32 million of the Credit Facility was used to pay off borrowings under the Company's prior credit facility with Creditanstalt-Bankverein. Borrowings under the agreement are secured by substantially all of the assets of the Company. The Credit Facility bears interest, at the option of the Company, at (a) Bankers Trust Company's prime rate plus between 0% to .50%, based on the Company's leverage ratio, or (b) the prevailing Eurodollar rate quoted by Bankers Trust Company, plus between .50% to 1.50%, based on the Company's leverage ratio. Borrowings under the Credit Facility are subject to other provisions and covenants, all as defined by the underlying agreement.

                                 USE OF PROCEEDS

     11,806,383 of the shares of Common Stock offered hereby are currently owned by the Selling Stockholders and are being registered for resale by such holders. Accordingly, the Company will not receive any of the proceeds from any transactions in these shares by the Selling Stockholders.

     2,336,726 of the shares of Common Stock offered hereby can be obtained by the Selling Stockholders upon exercise of Private Placement Warrants. The Company will receive proceeds to the extent that such warrants are exercised before their expiration, as follows:


        Description                  Number of Warrants           Exercise Price        Expiration Date
        -----------                  ------------------           --------------        ---------------
Private Placement Warrants                1,298,181                $  4.50/share         May  22, 1998
Private Placement Warrants                1,038,545                $  5.50/share         May  22, 1998


         As a result, the Company could receive gross proceeds of up to $11,553,812 from the exercise of the Private Placement Warrants. The Company intends to use these proceeds, if any, for general corporate purposes including future acquisitions and reduction of outstanding debt. No specific uses of the proceeds have been identified by the Company because there is no certainty that any of the Warrants will be exercised.

                              SELLING STOCKHOLDERS

         The Selling Stockholders acquired or will acquire 9,321,815 shares of Common Stock, including shares underlying the Private Placement Warrants, in private placements that have closed since December 1994, and 4,821,294 shares in connection with acquisitions made by the Company in January 1997. Registration of these shares of Common Stock will enable the Selling Stockholders to sell such shares from time to time on the Nasdaq Stock Market or in other transactions. The table below sets forth certain information regarding the beneficial ownership of the Common Stock by the Selling Stockholders as of February 5, 1997.



                                               BENEFICIAL                  SHARES              BENEFICIAL
                                           OWNERSHIP PRIOR TO              OFFERED         OWNERSHIP AFTER THE
                                                OFFERING                   HEREIN              OFFERING(1)
                                                --------                   ------              -----------
          STOCKHOLDER                   NUMBER           PERCENT(2)                     AMOUNT       PERCENT(2)
          -----------                   ------           ----------                     ------       ----------
Counsel Corporation(3)                   8,356,815(4)     23.1              8,356,815    -0-             -0-%
Integrated Health Services,              2,112,490(5)      6.2              2,112,490    -0-             -0-
Inc.(5)
Denis A. and Sandra L.                   1,354,402(7)      4.0              1,354,402    -0-             -0-
Portaro(6)
Ronald W. Belville(8)                    1,354,402(7)      4.0              1,354,402    -0-             -0-
Mercury Asset Management                   290,000           *                290,000    -0-             -0-
PLC on behalf of
Discretionary Investment
Management Clients
Fonds de Solidarite                         10,000           *                 10,000    -0-             -0-
Ville de Montreal                           11,000           *                 11,000    -0-             -0-
Ville de Jonquiere                             200           *                    200    -0-             -0-
Ville de Laval                               3,600           *                  3,600    -0-             -0-
Savings & Investment Trust                   5,200           *                  5,200    -0-             -0-
Selection Sante                             25,000           *                 25,000    -0-             -0-
Framlington American Smaller Companies      90,000           *                 90,000    -0-             -0-
Gespal SA                                   15,000           *                 15,000    -0-             -0-
Framlington Health Fund                     50,000           *                 50,000    -0-             -0-
Torbay Company(9)                          300,000           *                300,000    -0-             -0-
Jay Alan Smith                              15,000           *                 15,000    -0-             -0-
Fern Hill Holdings                          20,000           *                 20,000    -0-             -0-
The Apotex Foundation                      130,000           *                130,000    -0-             -0-

--------------------------------------

         *        Less than 1%.

         (1) The amounts and percentages for beneficial ownership after the Offering assumes that the Selling Stockholders sell all of the shares being registered hereunder from time to time during the effectiveness of the Registration Statement in which this Prospectus is contained. The Selling Stockholders are not required to sell any of their shares pursuant to this Offering.

         (2) The percentages shown are based on 33,868,025 shares of Common Stock outstanding on February 5, 1997, plus, as to each individual and group listed, the number of shares of Common Stock deemed to be owned by such holder pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), which includes shares subject to stock options and warrants held by such holder that are exercisable within 60 days of such date.

         (3) Counsel Corporation is the Company's principal stockholder, and, in connection with Counsel's initial investment in the Company, the Company agreed contractually to use its good faith efforts to have elected as directors up to four Counsel nominees, subject to certain conditions.

         (4) Includes 1,298,181 and 1,038,545 shares issuable upon exercise of warrant at $4.50 per share and $5.50 per share, respectively.

         (5) Integrated Health Services, Inc. ("IHS") acquired its shares in connection with the Symphony acquisition. IHS owns and operates long-term care facilities containing approximately 47,000 beds serviced by the company pursuant to a preferred provider agreement and the right to service additional beds under certain conditions.

         (6) Denis Portaro is the Company's Senior Vice President - Western Division.

         (7) Shares acquired in connection with the merger of Stockholder's business with the Company.

         (8)      Stockholder is a Senior Vice President - Operations of the
                  Company.

         (9) Stockholder is an affiliate of a participant in Company's primary bank facility.

                              PLAN OF DISTRIBUTION

         The 2,336,726 shares of Common Stock issuable upon the exercise of the Private Placement Warrants will be issued by the Company in direct transactions with the holders of the rights to acquire such securities and such Common Stock is expected to be available for public trading on the Nasdaq Stock Market upon issuance. The Company will pay no commissions or discounts in connection with such transactions.

         The Selling Stockholders have advised the Company that they may elect to offer for sale and to sell the shares of Common Stock registered herein from time to time in one or more transactions through brokers on the Nasdaq Stock Market, including block trades or ordinary broker's transactions, in private transactions, through an underwritten public offering, through the writing of options on the shares, or otherwise (including pursuant to Rule 144 and in transactions with the Company as consideration for the exercise price of certain warrants), at market prices prevailing at the time of sale, at prices related to such prevailing prices or at prices and terms then obtainable, in block transactions, negotiated transactions, or otherwise. The Company intends to have each of the Selling Stockholders use, for any proposed sale of the shares of Common stock registered herein that exceed the greater of 35,000 shares or 5% of such Selling Stockholder's total stock holdings in any five (5) consecutive trading days, Lehman Brothers or Wheat, First Securities, Inc. to act as placement agent (the "Placement Agent") in connection with arranging offers and sales of such shares on a best efforts, all or none, basis. Accordingly, sales prices and proceeds to the Selling Stockholders will depend upon market fluctuations and the manner of sale.

         Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales. No Selling Stockholder has an agreement with any particular broker, including the Placement Agent, with respect to the price at which the Common Stock will be sold or with respect to any commissions to be charged. The Selling Stockholders will also pay the fees and expenses of any counsel retained by them in connection with this Offering. Except for the payment of such legal fees and expenses, brokerage commissions and charges, the Company will bear all expenses in connection with registering the shares of Common Stock offered hereby.

         To the extent required, the specific number of Shares to be sold, the names of the Selling Stockholders, purchase price, public offering price, the names of any agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying Prospectus Supplement.

         The Selling Stockholders and intermediaries through whom the shares offered hereby are sold may be deemed to be "underwriters" within the meaning of the Securities Act with respect to such securities. Selling Stockholders, dealers and agents may be entitled, under agreements entered into the Company, to indemnification against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         Certain legal matters with respect to the legality of the shares of Common Stock offered hereby will be passed upon for the Company by Harwell Howard Hyne Gabbert & Manner. P.C., Nashville, Tennessee.

                              AVAILABLE INFORMATION

         The Company's principal executive offices are located at 2930 Washington Blvd., Baltimore, Maryland 21230, phone number (800) 766-2761.
The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports and other information filed by the Company can be obtained, at prescribed rates, from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports and other information can be inspected at the Public Reference Section referred to above and at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site on the worldwide web portion of the Internet containing reports, proxy and information statements and other information regarding issuers that file electronically at http://www.sec.gov. The Common Stock is listed on the Nasdaq Stock Market, and reports, proxy and information statements and other information concerning the Company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference:

1. The Company's Annual Report on Form 10-K for the ten months ended December 31, 1995, as amended by Form 10-K/A2.

2. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

4. The Company's Quarterly Report of Form 10-Q for the quarter ended March 31, 1996.

5.       The Company's Current Report in Form 8-K dated January 31, 1997.

6.       The Company's Current Report on Form 8-K dated October 2, 1996.

7. The Company's Current Report on Form 8-K dated July 30, 1996, as amended by Form 8-K/A2.

8.       The Company's Current Report on Form 8-K/A2 dated May 22, 1995.

9. The Company's Current Report on Form 8-K dated February 29, 1996, as amended by Forms 8-K/A and 8-K/A2.

10.      The Company's Current Report on Form 8-K dated July 18, 1996.

         All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), (c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents which are incorporated by reference in this Prospectus, but not delivered herewith, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests should be directed to Dirk Allison, President, Capstone Pharmacy Services, Inc., 2930 Washington Blvd., Baltimore, Maryland 21230, phone number
(800) 766-2761.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Registration Fee........................................   $  52,428
         Listing Fee.............................................           0
     *   Blue Sky fees and expenses..............................       1,000
     *   Accounting fees and expenses............................      10,000
     *   Legal fees and expenses.................................      15,000
     *   Transfer Agent Fees.....................................       2,000
     *   Miscellaneous...........................................       5,000
                                                                    ---------

     * Total.....................................................      82,428

----------
*Estimated


INDEMNIFICATION

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article Eleventh of the Certificate of Incorporation of the Registrant sets forth the extent to which officers or directors of the Registrant may be insured or indemnified against any liabilities which they may incur. The general effect of such provision is that any person made a party to any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant will be indemnified by the Registrant against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, to the fullest extent permitted under the laws of the State of Delaware. In addition, such provision provides that, in the Registrant's sole discretion, the Registrant may indemnify employees or agents against such expenses, judgments, fines and amounts paid in settlement.

         SECTION 145 of the Delaware General Corporation Law ("DGCL") applies to the Registrant and the relevant portion of the DGCL provides as follows:

         145      INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND
AGENTS; INSURANCE.

                  (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections
         (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                  (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

                  (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                  (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                  (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                  (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                  (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                  (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         The Registrant maintains insurance for the benefit of the Registrant's directors and officers and officers and directors of the Registrant's subsidiaries insuring such persons against certain liabilities, including liabilities arising under the securities laws.

ITEM 16.     EXHIBITS

         The exhibits filed as a part of this registration statement are listed in the Exhibit Index immediately following the signature page.

ITEM 17.     UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Report of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant, incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on the 17th day of February, 1997.

                                    CAPSTONE PHARMACY SERVICES, INC.



                                    By: /s/ R. Dirk Allison
                                        --------------------------------------
                                        R. Dirk Allison
                                        President and Chief Executive Officer



                                POWER OF ATTORNEY

     Each person whose signature to the Registration Statement appears below hereby appoints R. Dirk Allison and James D. Shelton, and each of them, any one of whom may act without the joinder of the others, as his attorney-in-fact to execute the name and on behalf of any such person, individually and the capacity stated below, and to file all amendments and post-effective amendments to this Registration Statement, which amendments may make such changes and additions in this Registration Statement as such attorney-in-fact may deem necessary or appropriate.


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on the dates indicated by the following persons in the capacities indicated.


       SIGNATURE                                       TITLE                                   DATE
       ---------                                       -----                                   ----
/s/ R. Dirk Allison                      President, Chief Executive Office                January 31, 1997
---------------------------------      and Director (Chief Executive Officer)
R. Dirk Allison


/s/ James D. Shelton                       Executive Vice President, Chief                January 31, 1997
---------------------------------          Financial Officer and Secretary
James D. Shelton                             (Chief Accounting Officer)



/s/ Allan C. Silber                                   Chairman                            January 31, 1997
---------------------------------
Allan C. Silber

/s/ Morris A. Perlis                                Vice Chairman                         January 31, 1997
---------------------------------
Morris A. Perlis


/s/ Joseph Furlong, III                               Director                            January 31, 1997
---------------------------------
Joseph Furlong, III


/s/ John Haronian                                     Director                            January 31, 1997
---------------------------------
John Haronian


/s/ Albert Reichmann                                  Director                            January 31, 1997
---------------------------------
Albert Reichmann


/s/ J. Brendan Ryan                                   Director                            January 31, 1997
---------------------------------
J.  Brendan Ryan


/s/ Edward Sonshine                                   Director                            January 31, 1997
---------------------------------
Edward Sonshine


/s/ Dr. Gail Wilensky                                 Director                            January 31, 1997
---------------------------------
Dr. Gail Wilensky


/s/ John E. Zuccotti                                  Director                            January 31, 1997
---------------------------------
John E. Zuccotti

                                  EXHIBIT INDEX



            EXHIBIT NUMBER                              DESCRIPTION
            --------------                              -----------
                   5                    Opinion of Harwell, Howard, Hyne, Gabbert & Manner, P.C.
                 23.1                   Consent of Arthur Andersen LLP
                 23.2                   Consent of Roth and Company
                 23.3                   Consent of Blackman Kallick Bartelstein, LLP
                 23.4                   Consent of KPMG Peat Marwick LLP
                 23.5                   Consent of Harwell Howard Hyne Gabbert & Manner (included in Exhibit 5)
                  24                    Power of Attorney (See signature page)